**Part I, Item 8-Identifying Information**

Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

**Owners and Executive Officers**

| Full Legal Name | Title or Status | Title or Status Acquired | Percent Ownership | Control Person | Public Reporting Company |
|---|---|---|---|---|---|
| **Individual** | | | | | |
| ZEMLYAK, JAMES MARK | EXECUTIVE VICE PRESIDENT & DIRECTOR | 08/01/2002 | Less than 5% | Yes | No |
| NOLL, DOUGLAS WAYNE | PRINCIPAL OPERATIONS OFFICER | 06/01/1995 | Less than 5% | No | No |
| KRUSZEWSKI, RONALD JAMES | PRESIDENT, CHIEF EXECUTIVE OFFICER, & CHAIRMAN OF THE BOARD | 08/01/2002 | Less than 5% | Yes | No |
| FISHER, MARK | GENERAL COUNSEL, SECRETARY | 06/01/2014 | Less than 5% | No | No |
| AYD, PAUL JOSEPH | CHIEF COMPLIANCE OFFICER – CAPITAL MARKETS | 05/01/2015 | Less than 5% | No | No |
| HYDE, GINA ELIZABETH | CHIEF COMPLIANCE OFFICER - CAPITAL MARKETS | 08/01/2016 | Less than 5% | No | No |
| SCHRICK, FREDERICK RICHARD | PRINCIPAL FINANCIAL OFFICER | 08/01/2017 | Less than 5% | Yes | No |
| BROOKS, PATRICK RODGERS | ROSFP – CAPITAL MARKETS | 05/01/2009 | Less than 5% | No | No |
| NESI, VICTOR JOHN | EXECUTIVE VICE PRESIDENT & DIRECTOR | 06/01/2018 | Less than 5% | Yes | No |
| MELINGER, ADAM SCOTT | ROSFP - PCG | 08/01/2019 | Less than 5% | No | No |
| BENNETT, FRANKLIN SEATON JR | CHIEF COMPLIANCE OFFICER - PRIVATE CLIENT GROUP | 09/01/2021 | Less than 5% | No | No |
| DODSON, CHARLES EDWARD | CCO ADVISORY SERVICES | 01/01/2022 | Less than 5% | No | No |
| SLINEY, DAVID DEAN | SENIOR VICE PRESIDENT & DIRECTOR | 07/01/2020 | Less than 5% | No | No |
| **Domestic Entity** | | | | | |
| STIFEL FINANCIAL CORP. | SHAREHOLDER | 02/01/1982 | 75% or more | Yes | Yes |
| **Foreign Entity** | | | | | |

No information available.